[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 6 2009
DIVISION OF MARKET REGULATION

SECURITI 09041864 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51724

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RMIN Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ehrhardt Keefe Steiner Hottman, PC
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

RECEIVED
2009 JUL -6 PM 4:13
SEC / MR

February 13, 2009

To the Board of Directors
RMIN Securities, Inc.

We have audited the financial statements of RMIN Securities, Inc. for the year ended December 31, 2008, and have issued our report thereon dated February 13, 2009. Professional standards require that we provide you with the following information related to our audit.

OUR RESPONSIBILITY UNDER GENERALLY ACCEPTED AUDITING STANDARDS

As stated in our engagement letter, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control structure of RMIN Securities, Inc.. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control structure, except as provided in the Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5, included in the financial statements.

PLANNING SCOPE AND TIMING OF THE AUDIT

We performed the audit according to the planned scope and timing previously communicated to you in our meeting about planning matters prior to the beginning of fieldwork.

QUALITATIVE ASPECTS OF FINANCIAL REPORTING

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by RMIN Securities, Inc. are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the current year. We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The collectibility of commissions receivable is the most significant estimate affecting the financial statements.

The disclosures in the financial statements are neutral, consistent, and clear. Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was:

The disclosure of the net capital requirement in Note 3 and in the supplemental schedule to the financial statements .

DIFFICULTIES ENCOUNTERED IN PERFORMING THE AUDIT

We encountered no significant difficulties in dealing with management in performing and completing our audit.

CORRECTED AND UNCORRECTED MISSTATEMENTS

For purposes of this letter, professional standards define a significant audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the company's financial reporting process (that is, cause future financial statements to be materially misstated). In our judgment, none of the adjustment we proposed, whether recorded or unrecorded by the Company, either individually or in aggergate, indicate matters that could have a significant effect on the Company's financial reporting process.

DISAGREEMENTS WITH MANAGEMENT

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

MANAGEMENT REPRESENTATIONS

We have requested certain representations from management that are included in the management representation letter dated February 13, 2009.

CONSULTATIONS WITH OTHER INDEPENDENT ACCOUNTANTS

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

OTHER AUDIT FINDINGS OR ISSUES

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management prior to acceptance as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

ILLEGAL ACTS OR FRAUD

During the course of our audit, we did not become aware of any illegal acts or fraud committed by the Company's management or its employees.

This information is intended solely for the use of the Board of Directors and management of RMIN Securities, Inc. and is not intended to be and should not be used by anyone other that these specified parties.

Sincerely,

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

RECEIVED
2009 JUL -6 PM 4:13
SEC / MR

February 13, 2009

RMIN Securities, Inc.
Denver, Colorado

We have audited the balance sheet of RMIN Securities, Inc. (the "Company") as of 12/31/2008 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended and have issued our report thereon dated February 13, 2009. In planning and performing our audit of the financial statement, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. During the audit, we noted the following matters we believe merit management's consideration.

During our audit, we noted no formal review of the bank reconciliation and bank statement activity. We recommend that someone independent of the reconciliation process review the reconciliation and statement activity on a monthly basis.

As always, we would like to express our appreciation to the management and accounting staff of the Company for their assistance in completing our examination. We would welcome the opportunity to discuss this information further at your convenience.

Sincerely,

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

February 15, 2008

Mr. Mike Stephens
RMIN Securities, Inc.
1775 Sherman, Suite 2700
Denver, Colorado 80202

Dear Mike:

Please find enclosed 1 stapled copy and 5 bound copies of the financial statements, 2 copies of the management letter, and 2 copies of the audit committee letter for RMIN Securities, Inc. for December 31, 2008 and 2007.

If you have any questions, please feel free to call. Thank you.

Sincerely,

Karla Whittenburg, Principal
Ehrhardt Keefe Steiner & Hottman PC

KEW/tmg
Enclosures

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

RECEIVED
2009 JUL -6 PM 4:13
SEC / MR

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

February 13, 2009

RMIN Securities, Inc.
Denver, Colorado

We have audited the balance sheet of RMIN Securities, Inc. (the "Company") as of 12/31/2008 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended and have issued our report thereon dated February 13, 2009. In planning and performing our audit of the financial statement, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. During the audit, we noted the following matters we believe merit management's consideration.

During our audit, we noted no formal review of the bank reconciliation and bank statement activity. We recommend that someone independent of the reconciliation process review the reconciliation and statement activity on a monthly basis.

As always, we would like to express our appreciation to the management and accounting staff of the Company for their assistance in completing our examination. We would welcome the opportunity to discuss this information further at your convenience.

Sincerely,

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

EK S&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

RECEIVED
2009 JUL -6 PM 4: 13
SEC / MR

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

February 13, 2009

To the Board of Directors
RMIN Securities, Inc.

We have audited the financial statements of RMIN Securities, Inc. for the year ended December 31, 2008, and have issued our report thereon dated February 13, 2009. Professional standards require that we provide you with the following information related to our audit.

OUR RESPONSIBILITY UNDER GENERALLY ACCEPTED AUDITING STANDARDS

As stated in our engagement letter, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control structure of RMIN Securities, Inc.. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control structure, except as provided in the Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5, included in the financial statements.

PLANNING SCOPE AND TIMING OF THE AUDIT

We performed the audit according to the planned scope and timing previously communicated to you in our meeting about planning matters prior to the beginning of fieldwork.

QUALITATIVE ASPECTS OF FINANCIAL REPORTING

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by RMIN Securities, Inc. are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the current year. We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The collectibility of commissions receivable is the most significant estimate affecting the financial statements.

The disclosures in the financial statements are neutral, consistent, and clear. Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was:

The disclosure of the net capital requirement in Note 3 and in the supplemental schedule to the financial statements .

DIFFICULTIES ENCOUNTERED IN PERFORMING THE AUDIT

We encountered no significant difficulties in dealing with management in performing and completing our audit.

CORRECTED AND UNCORRECTED MISSTATEMENTS

For purposes of this letter, professional standards define a significant audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the company's financial reporting process (that is, cause future financial statements to be materially misstated). In our judgment, none of the adjustment we proposed, whether recorded or unrecorded by the Company, either individually or in aggergate, indicate matters that could have a significant effect on the Company's financial reporting process.

DISAGREEMENTS WITH MANAGEMENT

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

MANAGEMENT REPRESENTATIONS

We have requested certain representations from management that are included in the management representation letter dated February 13, 2009.

CONSULTATIONS WITH OTHER INDEPENDENT ACCOUNTANTS

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

OTHER AUDIT FINDINGS OR ISSUES

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management prior to acceptance as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

ILLEGAL ACTS OR FRAUD

During the course of our audit, we did not become aware of any illegal acts or fraud committed by the Company's management or its employees.

This information is intended solely for the use of the Board of Directors and management of RMIN Securities, Inc. and is not intended to be and should not be used by anyone other that these specified parties.

Sincerely,

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

RMIN SECURITIES, INC.

Financial Statements
and
Independent Auditors' Report
December 31, 2008

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

RMIN SECURITIES, INC.

Table of Contents

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400

Denver, Colorado 80237-2843

P: 303-740-9400 F: 303-740-9009

RECEIVED

2009 JUL -6 PM 4:13

SEC / MR

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
RMIN Securities, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of RMIN Securities, Inc. (the "Company") as of December 31, 2008, and the related statement of income, changes in stockholder's equity and cash flows for the year then endedthat you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMIN Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 13, 2009
Denver, Colorado

RMIN SECURITIES, INC.

Statement of Financial Condition
December 31, 2008

Assets

Assets		
Cash	$	91,495
Commissions receivable		13,676
Clearing deposit		3,646
Total assets	$	108,817

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable - trade	$	8,847
Commissions payable		8,112
Total liabilities		16,959
Contingencies		
Stockholder's equity		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding		10,000
Retained earnings		502,730
Receivable from parent		(420,872)
Total stockholder's equity		91,858
Total liabilities and stockholder's equity	$	108,817

See notes to financial statements.

RMIN SECURITIES, INC.

Statement of Income
For the Year Ended December 31, 2008

Commission revenue	$ 1,141,773
Commission expense	657,079
Gross profit	484,694
Expenses	
General and administrative, parent company	117,600
General and administrative expense	130,130
Total expenses	247,730
Income from operations	236,964
Income tax expense	(79,917)
Net income	$ 157,047

See notes to financial statements.

RMIN SECURITIES, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	Common Stock		Retained	Receivable from	Total Stockholder's
	Shares	Amount	Earnings	Parent	Equity
Balance - December 31, 2007	1,000	$ 10,000	$ 345,683	$ (311,790)	$ 43,893
Advances to parent company, net	-	-	-	(109,082)	(109,082)
Net income	-	-	157,047	-	157,047
Balance - December 31, 2008	1,000	$ 10,000	$ 502,730	$ (420,872)	$ 91,858

See notes to financial statements.

RMIN SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 157,047
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Commissions receivable	19,307
Receivable from parent company	(109,082)
Accounts payable - trade	8,263
Commissions payable	(19,264)
	(100,776)
Net cash provided by operating activities	56,271
Net increase in cash	56,271
Cash - beginning of year	35,224
Cash - end of year	$ 91,495

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

RMIN Securities, Inc. (the "Company") was incorporated in the state of Colorado on September 30, 1998. The Company primarily serves as an intermediary between insurance agents and insurance companies facilitating the issuance of variable life insurance policies. The Company's business is predominantly located within the Rocky Mountain region.

Prior to 2003, the Company's NASD Membership Agreement limited the Company's business to the distribution of mutual funds and/or variable life insurance or annuities. The Company became a general securities broker-dealer under the Securities Exchange Act of 1934 (the "Act") during 2003. The Company reverted back to the limited broker status during 2008. The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all such transactions are executed and cleared on behalf of the Company by Legent Clearing Corporation ("Legent") on a fully disclosed basis. The Company's agreement with Legent provides that, as clearing broker, Legent will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act and performs all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to Legent. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

As discussed below and in Note 2, a significant portion of the expenses of the Company are incurred by its parent. Accordingly, this affiliation and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements. The operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Basis of Presentation

The Company is a wholly owned subsidiary of Rocky Mountain Insurance Network, Inc. ("RMIN"). As a result of Financial Industry Regulatory Authority ("FINRA") requirements, certain expenses of the Company, including income tax expense, if any, are paid by RMIN on behalf of the Company (Note 2).

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2008.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk (continued)

During the year ended December 31, 2008, one customer accounted for approximately 32% of total revenue. As of December 31, 2008, two customers accounted for approximately 45% of total commissions receivable.

Clearing Deposit

Clearing deposit includes deposits with Legent to offset certain risks assumed by Legent related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, receivables, deposits and liabilities approximated fair value as of December 31, 2008 because of the relatively short maturity of these instruments.

Revenue Recognition and Commissions Receivable

The Company recognizes revenue upon the issuance of the underlying life insurance policy. Revenue from stock transactions is recorded on a trade date basis, which is the date that a transaction is executed. Commissions receivable are typically received in full shortly after the receivable is recorded and management has determined that no allowance for uncollectible amounts is necessary. The Company historically has not experienced losses from uncollectible accounts.

Income Taxes

The Company files a consolidated return with RMIN. As discussed in Note 2, income tax expense or benefit of the Company is paid or received by RMIN.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Party Transactions

Pursuant to an agreement with the Company, RMIN pays significant expenses incurred by the Company. These expenses include rent, salaries and benefits, office and supplies expense, income taxes and almost all other expenses of the Company. Related expenses of $117,600 were reimbursed by the Company and reported as general and administrative expenses in the Statement of Income. As of December 31, 2008, the Company had advanced $420,872 to RMIN in the form of non-interest bearing advances which are due on demand.

Note 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000. The Company's net capital as of December 31, 2008 was $91,858 of which $86,858 is eligible for distribution to RMIN. Net capital may fluctuate on a daily basis. Additionally, SEC rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio was 0.18 to 1 as of December 31, 2008.

Note 4 - Contingencies

During the normal course of business, the Company is subject to inquiries by the Securities and Exchange Commission as well as the Financial Industry Regulatory Authority. Management does not believe the impact of such inquiries will have a material effect, if any, on the accompanying financial statements.

ACCOMPANYING INFORMATION

RMIN SECURITIES, INC.

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission December 31, 2008

Net Capital

Total stockholder's equity	$	91,858
Additions/deductions - none		-
Net capital	$	91,858

Aggregate Indebtedness

Accounts payable - trade	$	8,847
Commissions payable		8,112
Total aggregate indebtedness	$	16,959

Computation of Basic Net Capital Requirements

Required minimum net capital (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	86,858
Ratio of aggregate indebtedness to net capital		0.18

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17A-5, as of December 31, 2008 and the audited computation above.

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E.Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors and Stockholder
RMIN Securities, Inc.

In planning and performing our audit of the financial statements of RMIN Securities, Inc. (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

The Board of Directors and Stockholder
RMIN Securities, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 13, 2009
Denver, Colorado

* * * Communication Result Report (Jun. 23. 2009 4:21PM) * * *

1)
2)

Date/Time: Jun. 23. 2009 4:12PM

File No.	Mode	Destination	Pg(s)	Result	Page Not Sent
2429	Memory TX Rmin	15016835894---508	P. 24	OK	

Reason for error
E. 1) Hang up or line fail
E. 3) No answer
E. 5) Exceeded max. E-mail size
E. 2) Busy
E. 4) No facsimile connection

RMIN SECURITIES, INC.
1775 SHERMAN, SUITE 2700, DENVER, CO 80203
Phone: (303) 863-9123 Fax: (303) 832-6417

Attention: Larry Kathey